March 21, 2003


Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549-1004

Re:      DynCorp Filing - Accession number:  0000030770-02-000140

On November 15, 2002, DynCorp filed Post-Effective Amendment No. 8 on Form S2 to its Form S1, Commission File No. 33-59279.

DynCorp was acquired by Computer Sciences Corporation on March 7, 2003, and its shares of commons stock, Commission File No. 1-03879, were removed from registration by filing of Form 15 on March 7, 2003. DynCorp therefore requests that Post-Effective Amendment No. 8 be withdrawn without any further action.

Sincerely,

/s/ H. Montgomery Hougen

H. Montgomery Hougen
Vice President and Assistant Secretary
DynCorp